UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Energizer Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29272W109
(CUSIP Number)

January 28, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272W109	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Spectrum Brands Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,278,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,278,921
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,278,921	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON See Item 2(a)

CUSIP No. 29272W109	SCHEDULE 13G	Page 3 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Spectrum Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,278,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,278,921
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,278,921
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON See Item 2(a)

CUSIP No. 29272W109	SCHEDULE 13G	Page 4 of 5

ITEM 1.	(a)	Name of Issuer:

Energizer Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

533 Maryville University Drive St. Louis, Missouri 63141

ITEM 2.	(a)	Name of Person Filing:

Spectrum Brands Holdings, Inc., a Delaware corporation Spectrum Brands, Inc., a Delaware corporation

	(b)	Address of Principal Business Office or, if none, Residence:

3001 Deming Way Middleton, WI 53562

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

29272W109

ITEM 3.	Type of Filing:

This statement is being filed pursuant to Rule 13d-1 in accordance with §240.13d-1(c).

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned:

5,278,921

	(b)	Percent of class:

8.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,278,921

(iii) Sole power to dispose or to direct the disposition of: 0

CUSIP No. 29272W109	SCHEDULE 13G	Page 5 of 5

(iv)	Shared power to dispose or to direct the disposition of: 5,278,921

Comments:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

See Attached Appendix A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2019

SPECTRUM BRANDS HOLDINGS, INC. SPECTRUM BRANDS, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Executive Vice President, General Counsel and Secretary

APPENDIX A
Spectrum Brands, Inc. is an indirect wholly owned subsidiary of Spectrum Brands Holdings, Inc.
Spectrum Brands, Inc. is the record holder of 5,278,921 shares or 8.1% of the Common Stock outstanding of Energizer Holdings, Inc. as a result of the Acquisition Agreement, dated as of November 15, 2018, by and among Spectrum Brands Holdings, Inc. and Energizer Holdings, Inc., incorporated herein by reference to the Form 8-K filed by Spectrum Brands Holdings, Inc. on November 19, 2018 (File No. I-4219). Certain other wholly owned subsidiaries of Spectrum Brands Holdings, Inc. may be deemed to beneficially own the shares of Common Stock reported herein.

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning the undersigned contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.
Dated:  February 7, 2019
SPECTRUM BRANDS HOLDINGS, INC. SPECTRUM BRANDS, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Executive Vice President, General Counsel and Secretary